SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13D
                             (Rule 13d-101)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
         1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                            (Amendment No. )*

                       Ambassador Apartments, Inc.
                            (Name of Issuer)

                      Common Stock, $.01 par value
                     (Title of Class and Securities)

                               02316A 10 2
                             (CUSIP Number)

         Terry Considine                    Copy to:
         AIMCO Properties, L.P.             Patrick J. Foye, Esq.
         1873 South Bellaire Street         Skadden, Arps et al.
         17th Floor                         919 Third Avenue
         Denver, Colorado 80222             New York, New York 10022
         (303) 757-8101                    (212) 735-2274
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)


                            September 4, 1997
         (Date of Event which Requires Filing of This Statement)


          If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )
     _________________________
          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     CUSIP No. 02316A 10 2        13D
     ______________________________________________________________________
     (1)   NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           AIMCO Properties, L.P.
           I.R.S. # 84-1259577
     ______________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a)  ( )
                                                             (b)  ( )
     ______________________________________________________________________
     (3)  SEC USE ONLY

     ______________________________________________________________________
     (4)  SOURCE OF FUNDS*

          WC
     ______________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                        (  )

     ______________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
     ______________________________________________________________________
                                    (7)  SOLE VOTING POWER
              NUMBER OF                  886,600
               SHARES               _______________________________________
            BENEFICIALLY            (8)  SHARED VOTING POWER
              OWNED BY                   0
                EACH                _______________________________________
              REPORTING             (9)  SOLE DISPOSITIVE POWER
               PERSON                    886,600
                WITH                _______________________________________
                                    (10) SHARED DISPOSITIVE POWER
                                         0
     ______________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           886,600
     ______________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                       (  )
     ______________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.45%
     ______________________________________________________________________
     (14)  TYPE OF REPORTING PERSON*
           PN
     ______________________________________________________________________



     ITEM 1:   SECURITY AND ISSUER

               The Statement relates to the common stock, $.01 par value per share ("Common Stock"), of Ambassador Apartments, Inc. (the "Issuer") which has its principal executive office at 77 West Wacker Drive, Suite 400, Chicago, Illinois 60601.

     ITEM 2:   IDENTITY AND BACKGROUND

               This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership ("Properties"). Properties is managed by AIMCO-GP Inc., a Delaware corporation, its sole general partner and holder of a majority of its partnership interests. AIMCO-GP Inc. is a subsidiary of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). The executive office of both Properties and AIMCO is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The principal business of Properties is to own and operate multi-family residential properties. The principal business of AIMCO-GP, Inc. is to act as the sole general partner of Properties. Certain information concerning the directors and executive officers of AIMCO GP, Inc., which persons, as executive officers of its general partner, may be deemed to control the management of Properties is set forth in Appendix A hereto.

               (a-c)     Not applicable.

               (d) AND (e) To the best knowledge of Properties, none of the persons listed in Appendix A hereto have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Not applicable.

     ITEM 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate amount of funds used in acquiring the Common Stock reported herein was approximately $19,828,300. All funds used in acquiring the Common Stock were obtained from the working capital of Properties.

     ITEM 4:   PURPOSE OF TRANSACTION

               On August 25, 1997, the Issuer issued a press release that stated among other things, the following:

                    "It has become apparent to Ambassador
                    Apartments, Inc. (NYSE: AAH) that the
                    estimates of securities analysts for the company's Funds From Operations ("FFO") for 1997 are higher than Ambassador's internal projections. Normally, Ambassador Apartments, Inc. does not make public announcements of its earnings projections or comment on analysts' estimates. However, in this case the company will, as an exception, make a public announcement. For the calendar year 1997, the company currently anticipates that its FFO per fully converted, fully diluted average outstanding common share will be in the range of $1.87-$1.91, without giving effect to any future acquisitions, dispositions or other capital events. The company does not expect to close any acquisitions in the third quarter, and does not expect that acquisitions closed in the fourth quarter, if any, will have a significant effect on 1997 FFO."

                    "As the company evaluated these factors, and considered its own portfolio of 15,782 apartments and the price of its stock, the company has had contact with, and expects to retain expeditiously, an investment banker to assist the company in evaluating and implementing strategies to maximize shareholder value."

               Subsequent to the issuance of this press release, the trading price of the Issuer's Common Stock declined.

               From August 29, 1997 through September 5, 1997, Properties acquired shares of Common Stock for investment purposes. Properties intends to review, from time to time, its investment in the Common Stock with respect to, among other things, the financial performance of the Issuer, the market for and the price of the Common Stock, the strategies implemented by the Issuer to maximize shareholder value, and other general market and investment conditions, and may, based on such review, purchase shares of Common Stock or units of limited partnership interest in Ambassador Apartments, L.P., or sell shares of Common Stock.

               Except as set forth above, Properties does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER

               (a) As of the date hereof, the 886,600 shares of Common Stock owned by Properties represent approximately 8.45% of the shares of Common Stock outstanding based on the Issuer's latest Form 10-Q.

               (b) Properties, at the direction of its sole general partner, AIMCO-GP Inc., has sole power to vote or to direct the vote of the Common Stock owned by it and the sole power to dispose or to direct the disposition of the Common Stock owned by it.

               (c) During the last sixty days, Properties made the following purchases of Common Stock in the open market:

               Date      Number of shares    Price Per Share
               ----      ----------------    ---------------
               8/29/97       25,000              $22.00
               9/4/97       761,600               22.375
               9/5/97       100,000               22.375

               (d) AND (e) Not applicable.

     ITEM 6:   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               None.

     ITEM 7:   MATERIAL TO BE FILED AS EXHIBITS

               None.



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 15, 1997          AIMCO PROPERTIES, L.P.

                                        By:  AIMCO-GP, Inc.
                                        Its:  General Partner

                                        By:   /s/ Peter K. Kompaniez
                                           -----------------------------
                                        Name:  Peter K. Kompaniez
                                        Title: Executive Vice President




                                                           APPENDIX  A


      DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO AND AIMCO-GP, INC.

               1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO. The names and positions of the executive officers and directors of AIMCO are set forth below. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.

     NAME                     POSITION
     ----                     --------
     Terry Considine          Chairman of the Board of Directors
     Peter K. Kompaniez       Vice Chairman, President and Director
     Steven D. Ira            Executive Vice President - START
     Thomas W. Toomey         Executive Vice President - Finance and
                                 Administration
     David L. Williams        Executive Vice President - Property
                                 Operations
     Robert Hiner             Executive Vice President - Property
                                 Management
     Leeann Morein            Senior Vice President, Chief Financial
                                 Officer and Secretary
     Scott Wesson             Senior Vice President - Chief Information
                                 Officer
     Patricia K. Heath        Vice President and Chief Accounting
                                 Officer
     Harry G. Alcock          Vice President - Acquisitions
     Richard S. Ellwood       Independent Director; Chairman, Audit
                                 Committee
     J. Landis Martin         Independent Director
     Thomas L. Rhodes         Independent Director; Chairman, Compensation
                                 Committee
     John D. Smith            Independent Director

               2. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO-GP, INC. The sole general partner of AIMCO Properties, L.P. is AIMCO-GP, Inc. The names and positions of the executive officers and directors of the AIMCO-GP, Inc. are set forth below. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.

     NAME                     POSITION
     ----                     --------
     Terry Considine          Chairman of the Board of Directors, President
                                 and Chief Executive Officer
     Peter K. Kompaniez       Executive Vice President and Director
     Thomas W. Toomey         Vice President
     Harry G. Alcock          Vice President
     John Alioto              Vice President of California Property
                                 Management Operations
     Leeann Morein            Chief Financial Officer and Secretary
     Patricia K. Heath        Assistant Secretary

               3. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO for the past five years or more.

     NAME                     PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
     ----                     ---------------------------------------------
     Terry Considine          Mr. Considine has been Chairman of the
                              Board of Directors of AIMCO since July
                              1994. From July 1994 to July 1997, Mr.
                              Considine also served as President of
                              AIMCO. He is the sole owner of Considine
                              Investment Co. and prior to July 1994 was owner of approximately 75% of Property
                              Asset Management, L.L.C., a Colorado
                              limited liability company, and its related entities (collectively, "PAM"), one of
                              AIMCO's predecessors. On October 1, 1996,
                              Mr. Considine was appointed Co-Chairman
                              and director of Asset Investors Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr.
                              Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties.
                              Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a
                              B.A. from Harvard College, a J.D. from
                              Harvard Law School and is admitted as a
                              member of the Massachusetts Bar. He served as a Colorado State Senator from 1987-1992 and in 1992 was the Republican nominee for election to the United States Senate from Colorado.

     Peter K. Kompaniez       Mr. Kompaniez has been President of
                              AIMCO since July 1997, and Vice Chairman and a Director of AIMCO since July 1994.
                              Since September 1993 Mr. Kompaniez has
                              owned 75% of PDI Realty Enterprises,
                              Inc., a Delaware corporation ("PDI"),
                              one of AIMCO's predecessors, and serves
                              as its President and Chief Executive
                              Officer. From 1986 to 1993, he served as President and Chief Executive Officer of
                              Heron Financial Corporation ("HFC"), a
                              United States holding company for Heron
                              International, N.V.'s real estate and
                              related assets. While at HFC, Mr.
                              Kompaniez administered the acquisition,
                              development and disposition of
                              approximately 8,150 apartment units
                              (including 6,217 units that have been
                              acquired by the Company) and 3.1 million square feet of commercial real estate.
                              Prior to joining HFC, Mr. Kompaniez was
                              a senior partner with the law firm of
                              Loeb and Loeb where he had extensive
                              real estate and REIT experience. Mr.
                              Kompaniez received a B.A. from Yale
                              College and a J.D. from the University
                              of California (Boalt Hall).

     Steven D. Ira            Mr. Ira has served as Executive Vice
                              President of AIMCO since July 1994. From
                              1987 until July 1994, he served as
                              President of PAM. Prior to merging his
                              firm with PAM in 1987, Mr. Ira acquired
                              extensive experience in property
                              management. Between 1977 and 1981 he
                              supervised the property management of
                              over 3,000 apartment and mobile home
                              units in Colorado, Michigan,
                              Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager
                              Accreditation Board and is a former
                              president of both the National Apartment
                              Association and the Colorado Apartment
                              Association. Mr. Ira is the sixth
                              individual elected to the Hall of Fame
                              of the National Apartment Association in its 54-year history. He holds a Certified Apartment Property Supervisor
                              (CAPS) and a Certified Apartment Manager designation from the National Apartment
                              Association, a Certified Property
                              Manager (CPM) designation from the
                              National Institute of Real Estate
                              Management (IREM) and he is a member of
                              the Boards of Directors of the National
                              Multi-Housing Council, the National
                              Apartment Association and the Apartment
                              Association of Metro Denver. Mr. Ira
                              received a B.S. from Metropolitan State
                              College in 1975.

     Thomas W. Toomey         Mr. Toomey has served as Senior Vice
                              President - Finance and Administration
                              of AIMCO since January 1996 and was
                              promoted to Executive Vice President -
                              Finance and Administration in March
                              1997.  From 1990 until 1995, Mr. Toomey
                              served in a similar capacity with
                              Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and
                              Director of Administrative Services of
                              Lincoln Property Services where he was
                              responsible for LPC's computer systems,
                              accounting, tax, treasury services and
                              benefits administration.  From 1984 to
                              1990, he was an audit manager with
                              Arthur Andersen & Co. where he served
                              real estate and banking clients.  From
                              1981 to 1983, Mr. Toomey was on the
                              audit staff of Kenneth Leventhal &
                              Company.  Mr. Toomey received a B.S. in
                              Business Administration/Finance from
                              Oregon State University and is a
                              Certified Public Accountant.

     David L. Williams        Mr. Williams has been Executive Vice
                              President - Property Operations of AIMCO since January 1997. Prior to joining
                              AIMCO, Mr. Williams was Senior Vice
                              President of Operations at Evans
                              Withycombe Residential, Inc. from
                              January 1996 to January 1997.
                              Previously, he was Executive Vice
                              President at Equity Residential
                              Properties Trust from October 1989 to
                              December 1995.  He has served on
                              National Multi-Housing Council Boards
                              and NAREIT committees.  Mr. Williams
                              also served as Senior Vice President of
                              Operations and Acquisitions of US
                              Shelter Corporation from 1983 to 1989.
                              Mr. Williams has been involved in the
                              management, development and acquisition
                              of real estate properties since 1973.
                              Mr. Williams received his B.A. in
                              education and administration from the
                              University of Washington in 1967.

     Robert Hiner             Mr. Hiner has served as Executive Vice
                              President - Property Management of AIMCO since July 1997. Mr. Hiner has served as Executive Vice President of The
                              National Housing Partnership ("NHP")
                              since October 1993 with responsibility
                              for all property operations.  He
                              previously served as Senior Vice
                              President of NHP Management Company from
                              1991 to 1993.  During 1990 Mr. Hiner
                              served as President of Shadwell-
                              Jefferson Property Management, Inc., a
                              property management company formed to
                              manage 71 shopping centers in the
                              midwestern and southern United States.
                              From 1986 to 1990, he served as
                              President of Cardinal Apartment
                              Management Group, Inc., where he was
                              responsible for the management of 55,000 apartments. Prior to 1986, Mr. Hiner was with Kaiser Aluminum and Chemical
                              Corporation for five years, and served
                              five years as an officer in the U.S.
                              Marine Corps.  Mr.  Hiner is a graduate
                              of the University of Virginia and holds
                              an M.B.A. from Capital University.

     Leeann Morein            Ms. Morein has served as Senior Vice
                              President, Chief Financial Officer and
                              Secretary of AIMCO since July 1994. From
                              September 1990 to March 1994, Ms. Morein served as Chief Financial Officer of the real estate subsidiaries of California
                              Federal Bank, including the general
                              partner of CF Income Partners, L.P., a
                              publicly-traded master limited
                              partnership. Ms. Morein joined
                              California Federal in September 1988 as
                              Director of Real Estate Syndications
                              Accounting and became Vice President -
                              Financial Administration in January
                              1990. From 1983 to 1988, Ms. Morein was
                              Controller of Storage Equities, Inc., a
                              real estate investment trust, and from
                              1981 to 1983, she was Director of
                              Corporate Accounting for Angeles
                              Corporation, a real estate syndication
                              firm. Ms. Morein worked on the audit
                              staff of Price Waterhouse from 1979 to
                              1981. Ms. Morein received a B.A. from
                              Pomona College and is a Certified Public
                              Accountant.

     Scott Wesson             Mr. Wesson has served as Senior Vice
                              President - Chief Information Officer of
                              AIMCO since July 1997.  From 1994 until
                              1997, Mr. Wesson served as Vice
                              President of Information Services at
                              Lincoln Property Company, where he was
                              responsible for information systems
                              infrastructure, technology planning and
                              business process re-engineering.  From
                              1992 to 1994, Mr. Wesson served in the
                              role of Director of Network Services for Lincoln Property Company, where he was responsible for the design and deployment of the company's Wide Area
                              Network and Local Area Networks,
                              comprising over 2,500 workstations in
                              over 40 locations nationwide. From 1988 to 1992, he was a systems consultant with Automatic Data Processing involved in design, planning and deployment of financial and human resources systems for several major, multinational organizations. From 1984 to 1987, he was a Senior Analyst with Federated
                              Department Stores, Inc. involved in
                              planning and distribution.  Mr. Wesson
                              received his B.S. from the University of Texas in 1984.

     Patricia K. Heath        Ms. Heath has served as Vice
                              President and Chief Accounting
                              Officer of AIMCO since July 1994.
                              From 1992 until July 1994, Ms.
                              Heath served as Manager of
                              Accounting, then Chief Financial
                              Officer of HFC and, effective
                              September 1993, as Chief Financial
                              Officer of PDI.  She had
                              responsibility for all internal and
                              external financial reporting, cash
                              management and budgeting for HFC,
                              its subsidiaries, related joint
                              ventures and partnerships and for
                              PDI.  Ms. Heath brings 15 years of
                              real estate accounting experience
                              to AIMCO, having served as
                              Controller for the real estate
                              investment, development and
                              syndication firms of Guilford
                              Glazer & Associates from 1990 to
                              1992, Ginarra Holdings, Inc. from
                              1984 to 1990, and Fox & Carskadon
                              Financial Corporation from 1980 to
                              1983. Ms. Heath worked from 1978 to
                              1980 as an auditor with Deloitte,
                              Haskins and Sells. She received her
                              B.S. in Business from California
                              State University at Chico and is a
                              Certified Public Accountant.

     Harry Alcock             Mr. Alcock has served as Vice President
                              of AIMCO since July 1996, with
                              responsibility for acquisition and
                              financing activities since July 1994.
                              From June 1992 until July 1994, Mr.
                              Alcock served as Senior Financial
                              Analyst for PDI and HFC.  From 1988 to
                              1992, Mr. Alcock worked for Larwin
                              Development Corp., a Los Angeles based
                              real estate developer, with
                              responsibility for raising debt and
                              joint venture equity to fund land
                              acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford
                              Aerospace Corp.  He received his B.S.
                              from San Jose State University.

     Richard S. Ellwood       Mr. Ellwood was appointed a Director of
                              AIMCO in July 1994 and is currently
                              Chairman of the Audit Committee. Mr.
                              Ellwood is the founder and President of
                              R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr. Ellwood had 31 years experience as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987; Managing Director at
                              Warburg Paribas Becker from 1978 to
                              1984; general partner and then Senior
                              Vice President and a Director at White,
                              Weld & Co. from 1968 to 1978; and in
                              various capacities at J.P. Morgan & Co.
                              from 1955 to 1968. Mr. Ellwood currently serves as a Director of Corporate Realty
                              Income Trust and FelCor Suite Hotels,
                              Inc. He is a registered investment
                              advisor.

     J. Landis Martin         Mr. Martin was appointed a Director
                              of AIMCO in July 1994. Mr. Martin
                              has served as President, Chief
                              Executive Officer and a Director of
                              NL Industries, Inc., a manufacturer
                              of specialty chemicals, since 1987.
                              Since 1988, he has served as the
                              President and Chief Executive
                              Officer of Tremont Corporation, an
                              integrated producer of titanium
                              metals. Mr. Martin has also served
                              as a Director and the Chairman of
                              the Board of Directors of Tremont
                              Corporation since August 1990. From
                              December 1988 until January 1994,
                              he served as Chairman of the Board
                              of Directors of Baroid Corporation,
                              an oilfield services company. In
                              January 1994, Baroid Corporation
                              became a wholly owned subsidiary of
                              Dresser Industries, Inc. and
                              Mr. Martin currently serves as a
                              Director of Dresser Industries, Inc.
                              Mr. Martin also serves as President
                              and Chief Executive Officer of Titanium
                              Metals Corporation, an integrated
                              producer of titanium.

     Thomas L. Rhodes         Mr. Rhodes was appointed a Director of
                              AIMCO in July 1994 and is currently
                              Chairman of the Compensation Committee.
                              Mr. Rhodes has served as the President
                              and a director of National Review since
                              1992. From 1976 to 1992, Mr. Rhodes
                              served in various positions at Goldman,
                              Sachs & Co. and was elected a General
                              Partner in 1986. Mr. Rhodes also served
                              as a Director of Underwriters
                              Reinsurance Corporation from 1987 to
                              1993 and was a member of the Advisory
                              Board of TransTerra Co. during 1993. He
                              currently serves as Co-Chairman and
                              director of Financial Assets Management,
                              LLC and its subsidiaries, and as a
                              director of Delphi Financial Group, Inc.
                              and its subsidiaries, The Lynde and
                              Harry Bradley Foundation, and the
                              Reserve Special Portfolio Trusts.  Mr.
                              Rhodes is Chairman of the Empire
                              Foundation for Policy Research, a
                              Trustee of the Heritage Foundation, a
                              Trustee of the Manhattan Institute, a
                              Board Member of the National Center for
                              Neighborhood Enterprise and a Member of
                              the Council on Foreign Relations.

     John D. Smith            Mr. Smith was appointed a Director of
                              AIMCO in November 1994. Mr. Smith is
                              Principal and President of John D. Smith
                              Developments. Mr. Smith has been a
                              shopping center developer, owner and
                              consultant for over 8.6 million square
                              feet of shopping center projects
                              including Lenox Square in Atlanta,
                              Georgia. Mr. Smith is a Trustee and
                              former President of the International
                              Council of Shopping Centers and was
                              selected to be a member of the American
                              Society of Real Estate Counselors. Mr.
                              Smith served as a Director for
                              Pan-American Properties, Inc. (National
                              Coal Board of Great Britain) formerly
                              known as Continental Illinois
                              Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop
                              System Study Society, Tokyo, Japan.